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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
North American Energy Partners Inc.

(Name of Issuer)
Common Shares, no par value

(Title of Class of Securities)
656844107

(CUSIP Number)
David A. Knight
SF Holding Corp.
111 Center Street
Little Rock, Arkansas 72201
(501) 377-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2007

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐       Rule 13d-1(b)
     ☐       Rule 13d-1(c)
     ☑       Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	656844107		Page	1	of	7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stephens-NACG LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13G
CUSIP No.	656844107		Page	2	of	7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SF Holding Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	5	SOLE VOTING POWER

NUMBER OF		19,740

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,740

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	19,740

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13G
CUSIP No.	656844107		Page	3	of	7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warren A. Stephens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		425,952

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		692,749

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		425,952

WITH	8	SHARED DISPOSITIVE POWER

		692,749

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,118,701

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13G
CUSIP No.	656844107		Page	4	of	7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON W.R. Stephens, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		182,250

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		151,084

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		182,250

WITH	8	SHARED DISPOSITIVE POWER

		151,084

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	333,334

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1.

	(a)	Name of Issuer:

North American Energy Partners Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

Zone 3, Acheson Industrial Area
2-53016 Highway 60
Acheson, Alberta, T7X 5A7

Item 2.

	(a)	Name of Persons Filing:

Stephens-NACG LLC
SF Holding Corp.
Warren A. Stephens
W.R. Stephens, Jr.

	(b)	Address of Principal Business Office or, if none, Residence:

For Stephens-NACG LLC, SF Holding Corp. and Warren A. Stephens:

111 Center Street
Little Rock, Arkansas 72201

For W.R. Stephens, Jr.:

100 Morgan Keegan Drive, Suite 500
Little Rock, Arkansas 72202

	(c)	Citizenship:

Stephens-NACG LLC is an Arkansas limited liability company.

SF Holding Corp. is an Arkansas corporation.

Warren A. Stephens and W.R. Stephens, Jr. are United States citizens.

	(d)	Title of Class of Securities. Common shares, no par value (the “Common Shares”)

	(e)	CUSIP Number. 656844107

Item 3.			If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S. C. 78o).

5

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S..C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1950 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-(b)(1)(ii)(E);

(f)	☐	An employee benefit plan of endowment fund in accordance with § 240.13d(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-(b)(1)(ii)(J).

Item 4.	Ownership

The information regarding ownership as set forth in Items 5-9 and 11 of Pages 1, 2, 3 and 4 is hereby incorporated by reference.

As of the date hereof, each of the reporting persons has ceased to be the beneficial owner of more than five percent of the Common Shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

6

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

7

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2008

STEPHENS-NACG LLC

By:	SF Holding Corp., its sole manager

	By:	/s/ David A. Knight

Name: David A. Knight
Title: Vice President

SF HOLDING CORP.

By:	/s/ David A. Knight

Name: David A. Knight
Title: Vice President

WARREN A. STEPHENS

/s/ Warren A. Stephens

W.R. STEPHENS, JR.

/s/ W.R. Stephens, Jr.

EXHIBIT INDEX
Exhibit 1 – Joint Filing Agreement